521 W. Wilshire Blvd., Suite 101

Oklahoma City, OK 73116
210-758-5898

December 21, 2018

VIA EMAIL AND EDGAR

Matthew Derby - Staff Attorney

Edwin Kim - Staff Attorney

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

CFInfoTechandServices@sec.gov

Re: Start Scientific, Inc.

Preliminary Information Statement on Schedule 14C Filed January 20, 2016

Filed December 11, 2018

File No. 000-52227

Dear Matthew Derby and Edwin Kim:

This correspondence of Start Scientific, Inc., a Delaware corporation (the “Company”)is in reference to the submission of a Preliminary Information Statement with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Schedule 14C (“Information Statement”), filed on December 11, 2018. We are in receipt of your email to the Company, dated December 19, 2018, and this letter is written in response thereto. We have reproduced your comments below, highlighted in bold, with our responses following immediately thereafter.

Preliminary Information Statement on Schedule 14C

General

1.	COMMENT. You disclose that you have approved a 1-for-2,000 reverse stock split for your common stock. Please revise to clarify whether the reverse stock split will apply to both the issued and outstanding shares as well as to the authorized but unissued shares. To the extent that the reverse stock split does not apply to the authorized but unissued shares, please clarify the resulting transaction will have the effect of increasing the number of authorized shares available for new issuances of common stock. Please also clarify the consequences to investors of these newly available authorized shares, such as a potential anti-takeover effect and dilution.

RESPONSE: We have revised the PRE14C to include this discussion.

U.S. Securities & Exchange Commission

Division of Corporate Finance

December 21, 2018

2.	COMMENT. Further, please clarify the voting power dilution of common stockholders that will occur after the reverse stock split. Currently, common stockholders have approximately 43% voting power for all your equity shares. After the reverse stock split your common stockholders will collectively have less than 1% voting power. This reduction of voting power of the common stockholders should be prominently disclosed.

RESPONSE: We have revised the PRE14C to include this discussion.

3.	COMMENT. Please revise your beneficial ownership table to provide columns reflecting the voting power held by each person or entity, including Series A preferred stock, for before and after the reverse stock split.

RESPONSE: We have revised the beneficial ownership table accordingly.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

START SCIENTIFIC, INC.

/s/ Jim Frazier

Jim Frazier

Chief Executive Officer